

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2019

Mr. Dana Russell
Chief Financial Officer
Vivint Solar, Inc.
1800 West Ashton Blvd.
Lehi, Utah 84043

Re: Vivint Solar, Inc.
Form 10-Q for the Period Ended June 30, 2019
Exhibit No. 10.1
Filed August 8, 2019
File No. 1-36642

Dear Mr. Dana Russell:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance